Ener-Core, Inc.

9400 Toledo Way

Irvine, California 92618

Telephone: (949) 616-3300

December 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn: Pamela A. Long

Re:	Ener-Core, Inc. Registration Statement on Form S-1 Filed November 27, 2013 File No. 333-192612

Dear Ms. Long:

Set forth below are the responses of Ener-Core, Inc. (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 18, 2013, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, File No. 333-192612 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Registration Statement Cover Page

1.	Our EDGAR system indicates that your primary standard industrial classification code number is 2890 and not 3511. Please revise or advise.

Response: We note that 3511 is an inadvertent typographical error, and that the correct primary standard industrial classification (“SIC”) code number intended on the Registration Statement is 3510 (Engine and Turbines), which more accurately reflect our current business and operations. We have amended the Registration Statement accordingly, as reflected on the cover page of Amendment No. 1. We also respectfully request to update the EDGAR system with our new SIC code number.

2.	Since the securities being registered are to be offered on a delayed or continuous basis under Rule 415, please check the 415 box.

Response: The Registration Statement is amended accordingly, as reflected on the Cover Page of Amendment No. 1.

Calculation of Registration Fee

3.	Please indicate by footnote that 36,400 shares of the common stock being registered are issuable upon exercise of common stock purchase warrants. We note the disclosures in footnotes (6) and (14) to the selling stockholders table on page 16.

Response: The Registration Statement is amended accordingly, as reflected on the Cover Page of Amendment No. 1.

Selling Stockholders, page 15

4.	As currently drafted, your disclosure suggests that each of the selling stockholders received the shares being registered in connection with the merger-related private placement. However, it appears that some of the stockholders received their shares in transactions other than the merger. We note, for example, the disclosure on page 40 that you issued shares of common stock to the SAIL entities in March 2013, April 2013, and June 2013, and the disclosure in the footnotes to the table relating to the issuance of warrants as compensation for placement agents. Please revise your disclosure to clearly explain when and in what specific transaction each of the selling stockholders acquired the shares of common stock being registered for resale. We may have further comment after review of your response.

Response: We have amended the Registration Statement accordingly, as reflected on pages 16 and 17 of Amendment No. 1.

5.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. For any selling stockholder who is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter. For any selling stockholder who is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response: Colorado Financial Services Corporation and Roth Capital Partners are broker-dealers who acted as our placement agents in connection with the financings that are the subject of the Registration Statement, and received their securities as compensation for their placement services to us. Theodore D. Roth is an affiliate of Roth Capital Partners as its President, who purchased his securities in the ordinary course of business. We have amended the Registration Statement accordingly, as reflected on pages 16 and 17 of Amendment No. 1.

Legal Matters, page 19

6.	Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response: The Company has amended the Registration Statement accordingly, as reflected on page 19 of Amendment No. 1.

Exhibit 5.1

7.	We note that counsel’s opinion only covers the shares “now issued.” Counsel must also opine that the 36,400 shares of common stock issuable upon exercise of common stock purchase warrants will be legally issued, fully paid, and nonassessable. Please revise.

Response: Counsel’s opinion has been revised accordingly, as reflected in Exhibit 5.1 included with Amendment No. 1.

Exhibit 10.18

8.	We note that you did not file the attachments to the exhibit. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibit with its attachments.

Response: Exhibit 10.18 is refiled accordingly with Amendment No. 1.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned.

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer